Mail Stop 7010

      October 13, 2005

Mr. Charles A. Banks
Wolseley plc
Parkview 1220
Arlington Business Park, Theale
Reading, Berkshire, RG7 4GA United Kingdom

      Re:	Wolseley plc
		Form 20-F for the fiscal year ended July 31, 2004
      Filed November 18, 2004
      File No. 1-15186

Dear Mr. Banks:

      We have reviewed your response letter dated September 9,
2005
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 20-F FOR THE FISCAL YEAR ENDED JULY 31, 2004

General

1. We note that your response dated September 9, 2005 provides the requested Tandy language within the body of a letter signed by your legal counsel. As indicated in our letter dated August 9, 2005, these statements must be provided by your company and its management.
Please file the Tandy language as a letter from management on your company`s letterhead.







Item 18-Financial Statements for the Fiscal Year Ended July 31,
2004

Note 41-Summary of Significant Differences between Accounting
Principles Generally Accepted in the United Kingdom and the United States, page F-44

Reconciliation of Shareholders` Funds, page F-46

2. We note from Exhibit B, supplementally provided in response to comment 7 of our letter dated August 9, 2005, that US GAAP dividends for the years ended July 31, 2003 and 2004 were 112.9 million pounds
and 136.0 million pounds, respectively. Please reconcile these amounts to the information presented within your Form 20-F. In this regard, we note from page F-3 that your UK GAAP dividends for the years ended July 31, 2003 and 2004 were 123.1 million pounds and
139.1 million pounds, respectively.  We further note from page F-
46
that your adjustments to provide US GAAP dividends for the years ended July 31, 2003 and 2004 were decreases of 90.5 million pounds and 93.6 million pounds, respectively. This appears to result in US
GAAP dividends for the years ended July 31, 2003 and 2004 of 32.6 million pounds and 45.5 million pounds, respectively. If applicable, please make any necessary revisions in your July 31, 2005 Form 20-F, and show us what these revisions will look like.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. Charles Banks
Wolseley plc
October 13, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE